July 2008
Pricing Sheet dated July 24, 2008 relating to
Preliminary Terms No. 698 dated June 23, 2008 to
Registration Statement No. 333-131266
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in Equities
PLUS Based on the Value of the PHLX Marine Shipping IndexSM due August 20, 2009
Performance Leveraged Upside SecuritiesSM
PRICING TERMS – JULY 24, 2008
Issuer:	Morgan Stanley
Maturity date:	August 20, 2009
Underlying index:	PHLX Marine Shipping IndexSM
Aggregate principal amount:	$748,000
Payment at maturity:	If final index value is greater than initial index value,
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If final index value is less than or equal to initial index value,
$10 x index performance factor
This amount will be less than or equal to the stated principal amount of $10.
Leveraged upside payment:	$10 x leverage factor x index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	380.23, the index closing value of the underlying index on the pricing date
Final index value:	The index closing value on the valuation date
Valuation date:	August 18, 2009, subject to adjustment for certain market disruption events
Leverage factor:	300%
Index performance factor:	final index value / initial index value
Maximum payment at maturity:	$12.70 per PLUS (127% of the stated principal amount)
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS (see “Commissions and Issue Price” below)
Pricing date:	July 24, 2008
Original issue date:	July 31, 2008 (5 business days after the pricing date)
CUSIP:	617480587
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per PLUS	$10	$0.15	$9.85
Total	$748,000	$11,220	$736,780
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor.  The lowest price payable by an investor is $9.95 per PLUS.  Please see “Syndicate Information” on page 6 of the accompanying preliminary terms for further details.

(2)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for PLUS.

“PHLX Marine Shipping IndexSM”, “PHLX”, “The Philadelphia Stock Exchange” and “SHX” are trademarks of The Philadelphia Stock Exchange. The PLUS are not sponsored, endorsed, sold or promoted by The Philadelphia Stock Exchange, and The Philadelphia Stock Exchange makes no representation regarding the advisability of investing in the PLUS.

You should read this document together with the PRELIMINARY TERMS DESCRIBING THE OFFERING AND THE related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 698 dated June 23, 2008
Amendment No. 2 to Prospectus Supplement for PLUS dated October 24, 2007
  Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.